Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Financial and Operating Results in 2009

Vancouver, Canada - March 24, 2010 - Endeavour Silver Corp. (TSX:EDR)(TSX:EDR.WT)(NYSE Amex:EXK)(DBFrankfurt:EJD) announced today record financial and operating results for the fourth quarter and fiscal year ended December 31, 2009.  For the fifth consecutive year, Endeavour set new Company standards for silver and gold production, reserves and resources.

The financial results are expressed in US dollars (“US$”) and are based on Canadian generally accepted accounting practices (Canadian “GAAP”).  For a more detailed review, shareholders are referred to the 2009 Audited Financial Statements, Management Discussion and Analysis (“MD&A”) and Annual Information Form (“AIF”) at the Company’s website, www.edrsilver.com or on the SEDAR website, http://www.sedar.com/ and to the SEC Form 40F filed on EDGAR at http://www.sec.gov/edgar.shtml.

Highlights Fiscal Year 2009 (Compared to Fiscal Year 2008)

•	Sales Revenues climbed 29% to $50.8 million
•	Mine Operating Cash-flow jumped 85% to $21.3 million
•	EBITDA turned positive from $8.6 million loss to earnings of $14.9 million
•	Net Earnings (Loss) improved from ($18.0 million) to ($1.9 million)
•	Cash costs fell 33% to $6.04 per oz of silver produced, net of by-product gold credits
•	Silver production increased 11% to 2.6 million oz
•	Gold production rose 66% to 13,298 oz
•	Silver and Equivalents production escalated 20% to 3.4 million oz
•	Silver Proven and Probable reserves up 113% to 16.6 million oz
•	Silver Indicated resources up 21% to 23.6 million oz
•	Silver Inferred resource down 6% to 18.3 million oz

Highlights Fourth Quarter 2009 (Compared to Fourth Quarter 2008)

•	Sales Revenues climbed 206% to $24.2 million
•	Realized price averaged $17.95 and $1,108 for silver and gold, respectively
•	Mine Operating Cash-flow jumped to $13.0 million from less than $1.0 million
•	Net Earnings turned positive from $5.2 million loss to earnings of $3.1 million
•	Cash costs fell 33% to $4.96 per oz of silver produced, net of by product gold credits
•	Silver production increased 12% to 779,344 oz
•	Gold production rose 90% to 4,591 oz
•	Silver and Equivalents production escalated 26% to 1.1 million oz

Bradford Cooke, Chairman and CEO, commented, “We are gratified to report that Endeavour delivered another year of record financial and operating performance in 2009.  Sales revenues were up for the fourth consecutive year thanks not only to our rising silver and gold production and higher precious metal prices, but also due to our metal sales strategy which beat the market average by 5%.  Cash costs fell and profit margins rose for the second year in a row with EBITDA turning positive for the first time in Endeavour’s five year operating history.  Clearly, our capital expansion programs continue to bear fruit.”

“The Company successfully opened two new mines during the year, one in each of our two operating districts, Guanacevi and Guanajuato, thereby facilitating the next phase of growth at both operations.  New high grade silver-gold discoveries were made in both Guanacevi and Guanajuato, thereby confirming once again the prolific exploration potential of these two historic mining districts.  New property acquisitions helped Endeavour’s exploration performance in 2009 and should do so again this year.”

“In 2010, management is forecasting Endeavour’s sixth consecutive year of growing silver production, up another 20% to the 3.1 million oz range.  Cash costs are expected to drop into the US$5.50 per oz range.  Assuming a US$16 average silver price in 2009, Endeavour should generate in the order of US$31 million in mine operating cash-flow this year.”

To view a video of Chairman Bradford Cooke and his commentary on these results, click here: http://www.edrsilver.com/i/video/pressreleases/2010-03-24.html.

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2009, the Company generated Sales Revenues totalling $50.8 million (2008 - $39.3 million) at an average sale price of $15.49 per oz (2008 - $14.51 per oz) on its silver production.   After Costs of Sales of $29.5 million (2008 - $27.8 million), Mine Operating Cash-flows amounted to $21.3 million (2008 - $11.5 million) from its mining and milling operations in Mexico.  After Depreciation and Depletion of $11.3 million (2007 - $8.4 million), Mine Operating Earnings were $10.0 million (2008 – $3.1 million) in 2009.  Operating Earnings were break-even (2008 - $12.9 million loss) and the Company incurred a Net Loss for the year ended December 31, 2009 of $1.9 million (2008 - $18.0 million).  Cash costs were $6.04 per oz silver produced (2008 - $9.03), net of gold by-product credits.

Endeavour invested US$18.0 million on capital projects in 2009, including US$12.3 million on mine development, US$1.4 million on plant improvements and US$4.3 million on equipment, vehicles and buildings. The main focus was on Guanacevi ($12.4 million) where over 4 km of mine development was completed, including the new Porvenir Dos mine, 50% advancement of the Santa Cruz access ramp, and the North Porvenir pump station, electrical substations and ventilation raise. At Guanajuato, capital expenditures ($4.7 million) focused on the development of the Lucero and Bolanitos mines, including over 2.7 km of mine development and installing a new cone crusher to increase by 20% the capacity of the plant.

Endeavour is well-positioned for both organic and acquisition growth in 2010, with year-end working capital of $38.8 million, including $26.7 million in cash and cash equivalents. Working capital and 2010 mine operating cash flows will be used to complete an aggressive 2010 capital program to push mine development ($16.0 million), expand the crushing circuit at Guanacevi to 1,200 tonne per day ($6.0 million) and upgrade our fleet of mining equipment ($7.0 million).  The Company expects that 2010 will be the last year of major capital investments needed to run both operations at capacity.

Operating Results (Consolidated Table of Operations appended below)

In 2009, Endeavour achieved two important milestones in its silver mining operations:  the Company recorded its fifth consecutive year of growing silver production, up 11% from 2008 to 2,572,534 payable ounces (oz) silver; and cash costs declined for the second consecutive year, down 33% to $6.04 in 2009.

Like 2008, silver production in 2009 was relatively flat in the first two quarters, as management focused primarily on the capital investment programs at the Guanacevi Mines in Durango State, and the Guanajuato Mines in Guanajuato State.  As a result of completing the capital projects, consolidated silver production rose from approximately 573,000 oz in Q1, 2009 to approximately 779,000 oz in Q4, 2009. Consolidated cash operating costs of production fell from US$7.56 per oz silver in Q1, 2009 to US$4.96 per oz silver in Q4, 2009.

At Guanacevi, plant throughput increased from 570 tpd in Q1, 2009 to 770 tpd in Q4, 2009. Silver grades remained relatively constant in 2009, around 322 grams per tonne (gpt) silver, but gold grades increased significantly to 0.80 gpt gold compared to previous years.  At Guanajuato, plant throughput rose 60% year over year to 492 tpd, operating on a 6 day work week, with Q4 throughput achieving 565 tpd as the plant benefitted from the new cone crusher. Ore grades increased to 187 gpt silver and 2.13 gpt gold in 2009.

Exploration Results

In 2009, Endeavour drilled approximately 18,000 meters in 61 drill holes, made two new high grade silver-gold discoveries and substantially increased the Company’s reserves and resources. Please visit Endeavour’s website or refer to the Company’s March 3rd, 2010 press release for December 31, 2009 updated reserves and resources table and for more information on the 2009 exploration program and 2010 exploration outlook refer to the Company’s January 26, 2010 press release.

2010 Outlook

In 2010, Endeavour expects to deliver its sixth consecutive year of silver production growth, up by about 20% to the 3.1 million oz range with approximately 15,000 oz gold as a by-product. Similar to 2009, the first two quarters of silver production are scheduled to be relatively flat, as we focus on mine development and capital programs. However, silver production is scheduled to increase in Q3 and Q4 as the new ore-bodies under development during the first half of the year enter into production in the second half. Cash costs should continue to decline to the $5.50 per oz range.

Management has planned one more year of major capital investments totalling $29 million in order to unfold the full production capacities at Guanacevi and Guanajuato.  Thereafter, capital requirements at both mining operations should decline to sustaining levels. Upon completion of the 2010 capital expansion projects, the Guanacevi mines production is scheduled to reach 1,000 tonnes per day (tpd), and the Guanajuato mines production is scheduled to reach 600 tonnes per day (tpd). The final phase of organic growth currently planned for Guanacevi and Guanajuato should see the mine and plant capacities rise to 1,200 tonnes per day (tpd) at Guanacevi and 800 tonnes per day (tpd) at Guanajuato in 2011-2012.

In 2010, the Company will strive once again to replace reserves and expand resources at both mining operations.  An aggressive 36,000 meter, 125-hole exploration drill program will be focused on following up on the new discoveries in both districts, testing several new prospective targets within these two districts, and exploring properties acquired in new districts.

A telephone conference call to discuss the results will be held at 11:00 AM PDT (2:00 PM EDT) on Thursday, March 25, 2010. To participate in the telephone conference call, please dial the following:

•  877-240-9772  Canada and USA (Toll-free)
•  416-340-8530 Toronto area callers
•  No pass-code is necessary

A replay of the conference call will be available by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800  in the Toronto area. The required pass-code is 6732642.  A podcast and simultaneous webcast of the conference call will be available on the home-page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Sales	$50,769	$39,302	$32,319

Cost of sales	29,478	27,802	24,335
Depreciation and depletion	11,264	8,383	4,682
Exploration	2,394	8,570	5,967
General and administrative	4,356	5,078	4,836
Accretion of convertible debentures	1,466	-	-
Stock-based compensation	1,801	2,349	4,681
Earnings (loss)	10	(12,880)	(12,182)

Foreign exchange gain (loss)	(1,057)	(1,452)	2,427
Realized gain (loss) on marketable securities	15	(637)	665
Mark to market gain (loss) on redemption call option	2,693	-	-
Impairment on asset backed commercial paper	-	(1,394)	(1,327)
Allowance for value added tax	-	(800)	-
Write off of value added tax	-	(145)	-
Investment and other income	506	305	867

Earnings (loss) before taxes and other items	2,167	(17,003)	(9,550)
Non-controlling interest	-	-	(1,483)
Income tax provision	4,093	1,001	1,169
Net loss for the period	(1,926)	(18,004)	(12,202)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	150	(1,145)	206
Unrealized foreign exchange gain/(loss) on investments	423	-	-
Unrealized gain/(loss) on other investments	(21)	-	-
Reclassification adjustment for loss (gain) included in net income	(15)	637	(210)
	537	(508)	(4)
Comprehensive income (loss) for the period	(1,389)	(18,512)	(12,206)

Basic and diluted loss per share based on net loss	$(0.04)	$(0.37)	$(0.27)

Weighted average number of shares outstanding	53,212,960	49,032,192	45,441,128

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(expressed in thousands of U.S. dollars)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Operating activities

Net loss for the period	$(1,926)	$(18,004)	$(12,202)
Items not affecting cash:
Stock-based compensation	1,801	2,349	4,681
Depreciation and depletion	11,264	8,383	4,682
Non-controlling interest	-	-	1,483
Future income tax loss (recovery)	4,068	21	300
Unrealized foreign exchange loss (gain)	1,384	(58)	(386)
Impairment of asset backed commercial paper	-	1,394	1,327
Allowance for doubtful IVA	-	945	-
(Gain) loss on marketable securities	(15)	637	(665)
Accretion of convertible debentures	1,466	-	-
Mark to market gain on redemption call option	(2,693)	-	-
Net changes in non-cash working capital	(3,103)	(291)	(1,577)
Cash from (used for) operations	12,246	(4,624)	(2,357)

Investing activities
Property, plant and equipment expenditures	(17,065)	(12,625)	(17,649)
Investment in asset backed commercial paper	-	-	(5,203)
Long term deposits	(239)	(37)	(877)
Investment in marketable securities	(2,361)	(3,963)	(1,555)
Proceeds from sale of marketable securities	581	5,995	2,504
Cash used in investing activities	(19,084)	(10,630)	(22,780)

Financing activities
Equity instruments issued	1,351	2,541	9,891
Equity issued on short form prospectus	17,337	-	-
Equity issued on private placement	3,703	-	-
Issuance of convertible debentures	11,225	-	-
Share issuance costs	(1,673)	(282)	(47)
Debenture issuance costs	(1,191)	-	-
Interest paid	(794)	-	-
Cash from financing activities	29,958	2,259	9,844

Increase (decrease) in cash and cash equivalents	23,120	(12,995)	(15,293)
Cash and cash equivalents, beginning of period	3,582	16,577	31,870
Cash and cash equivalents, end of period	$26,702	$3,582	$16,577

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

	Year Ended December 31,	Year Ended December 31,
	2009	2008
ASSETS

Current assets
Cash and cash equivalents	$26,702	$3,582
Marketable securities	2,045	35
Notes receivable	2,476	-
Accounts receivable and prepaids	7,467	6,203
Inventories	6,100	3,159
Due from related parties	243	119
Total current assets	45,033	13,098
Long term deposits	1,153	914
Long term investments	-	2,155
Redemption call option on convertible debentures	2,693	-
Mineral property, plant and equipment	57,002	51,125

Total assets	$105,881	$67,292

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$5,230	$5,339
Current portion of promissory note	231	-
Accrued interest on convertible debentures	254	-
Income taxes payable	545	-
Total current liabilities	6,260	5,339

Promissory note	248	-
Asset retirement obligations	1,740	1,445
Future income tax liability	8,103	4,036
Liability portion of convertible debentures	8,149	-
Total liabilities	24,500	10,820

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 60,626,203 shares (2008 - 49,080,478 shares)	112,173	87,584
Special Warrants (2008 - 2,311,540 units)	-	2,118
Equity portion of convertible debentures	2,164	-
Contributed surplus	12,948	11,285
Accumulated comprehensive income	749	212
Deficit	(46,653)	(44,727)
Total shareholders' equity	81,381	56,472
	$105,881	$67,292

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS

	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4	9.67
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4	10.64
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4	11.09
Total	291,561	319	0.87	2,135,484	6,427	70.4	76.8	9.38
Production 2008 Year:

Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03
Production 2009 Year:

Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.19
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.96
YTD 2009	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.04

Q4, 2009 : Q4, 2008	27%	-6%	66%	12%	90%	-5%	-14%	-33%

Q4, 2009 : Q3, 2009	24%	-1%	15%	18%	27%	-2%	-10%	-4%

Q4, 2009 : Q3, 2009	9%	4%	56%	11%	66%	5%	-2%	-34%